Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-280210, 333-280210-01, 333-280210-02, 333-280210-03

Relating to Preliminary Prospectus Supplement dated August 12, 2025 to Prospectus dated June 14, 2024

Pricing Term Sheet

Invitation Homes Operating Partnership LP

$600,000,000 4.950% Senior Notes due 2033

August 12, 2025

Issuer:	Invitation Homes Operating Partnership LP

State of Formation:	Delaware

Guarantors:	Invitation Homes Inc. Invitation Homes OP GP LLC IH Merger Sub, LLC

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2/BBB/BBB+ (Stable/Positive/Stable)

Security:	4.950% Senior Notes due 2033 (the “Notes”)

Aggregate Principal Amount:	$600,000,000

Maturity Date:	January 15, 2033

Interest Rate:	4.950% per annum

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026

Price to Public:	99.477% of the aggregate principal amount

Yield to Maturity:	5.036%

Benchmark Treasury:	4.000% due July 31, 2032

Spread to Benchmark Treasury:	T + 100 basis points

Benchmark Treasury Price / Yield:	99-25 / 4.036%

Optional Redemption:	Prior to November 15, 2032 (two months prior to the stated maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price in cash (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement, dated August 12, 2025) plus 15 basis points less (b) unpaid interest accrued thereon to, but not including, the redemption date; and

•  (2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, unpaid interest accrued thereon to, but not including, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed plus unpaid interest accrued thereon to, but not including, the redemption date.

Trade Date:	August 12, 2025

Settlement Date:	August 15, 2025 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding their date of delivery should consult their own advisors.

CUSIP/ISIN:	46188BAH5 / US46188BAH50

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

Capital One Securities, Inc.

Deutsche Bank Securities Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:

KeyBanc Capital Markets Inc.

Regions Securities LLC

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Goldman Sach & Co. LLC

Huntington Securities, Inc.

Truist Securities, Inc.

Citigroup Global Markets Inc.

R. Seelaus & Co., LLC

Scotia Capital (USA) Inc.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The Issuer and Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer and Guarantors have filed with the SEC for more complete information about the Issuer and Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc., toll-free: 1-800-294-1322; BMO Capital Markets Corp., toll-free: 1-800-200-0266; and J.P. Morgan Securities LLC, collect: 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.